Waste Connections, Inc.

6220 Hwy 7, Suite 600

Woodbridge, Ontario, L4H 4G3

Canada

September 19, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attn:	Lily Dang
Robert Babula

RE:	Waste Connections, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2024
Filed February 13, 2025
File No. 001-34370

Ladies and Gentlemen:

This letter responds to the written comment that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 8, 2025. For your convenience, the Company’s response is prefaced by the Commission’s comment in bold text. All capitalized terms used but not defined herein shall have the meanings given to them in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2024.

Form 10-K for the Fiscal Year ended December 31, 2024

Financial Statements

Note 13 – Commitments and Contingencies, page 122

Legal Proceedings, page 123

1.        We note that you identify six matters of litigation on pages 123-129 that could have a material adverse effect on your business, financial condition, results of operations or cash flows, although for each you state that you are "not able to determine the likelihood of any outcome." We also note that you include various risk factors concerning these matters under Item 1A. For example, on page 35, you reference environmental problems and state that these "could result in substantial remediation costs, regulatory enforcement actions and related fines or potential litigation," and on page 46, you reference litigation and governmental proceedings and state "the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting our consolidated financial condition, results of operations and cash flows."

U.S. Securities and Exchange Commission

September 19, 2025

Please expand your disclosures to clarify the extent of any accounting that has been reflected in your financial statements for such matters, to include the extent of any accruals that you have made and the periods impacted, also to specify the range of reasonably possible additional loss for each matter, or to clarify if such an estimate is not possible in which case also specify the amounts of any claims for damages and penalties, where such claims have been quantified by the counterparties.

Given the significant level of estimation uncertainty that appears to be characteristic of the difficulty you express in understanding the prospects for resolution, it appears that you should also expand your disclosures in (i) MD&A to include qualitative and quantitative information regarding the estimation uncertainty and the impact the critical accounting estimate has had, or is reasonably likely to have, on your financial condition and results of operations, to address the critical accounting estimate disclosure requirements in Item 303(b)(3) of Regulation S-K, and (ii) Note 3 to your financial statements to describe the policy that you have formulated, based on the guidance in FASB ASC 450-20, as to the accounting and disclosures related to loss contingencies, to comply with FASB ASC 235-10-50-1.

Response:

The Company acknowledges the Staff’s comment. FASB ASC 450-20-50-4 requires, if a loss contingency is reasonably possible, disclosure of the nature of the contingency and an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. The Company respectfully confirms that in each of the matters referenced on pages 123 through 129 of its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”), the Company is unable to estimate a range of potential losses due to the early stage of proceedings, factual disputes, uncertainty regarding the plaintiffs’ or relevant government agencies’ damages or penalties sought, and the inherent uncertainty in the legal process. In addition, except to the limited extent noted below, the respective plaintiffs and state or federal governmental agencies, as applicable, have not specified the damages and penalties being sought, such that the Company is currently unable to specify the amounts of claims for damages and penalties. We address each of the six items in the Annual Report in more detail below, with a description of certain supplemental disclosures we will make in the future, where applicable, in order to address the Staff’s comment. The Company confirms that it will continue to review and assess potential exposure to litigation in each period, and will update its periodic disclosures accordingly, including providing an estimate of possible loss in accordance with ASC 450-20-50-3 to 50-4 when such information is available.

•	Several distinct matters are summarized under the caption “Jefferson Parish, Louisiana Landfill Litigation”. Regarding the matter referred to in the Annual Report as the Addison action, we note that our subsequently filed Quarterly Reports on Form 10-Q have updated this disclosure to report that the Company entered into a settlement agreement with the plaintiffs in June 2025, for an amount not material to the Company’s financial statements, and that the court has dismissed the matter with prejudice. Regarding the matter referred to in the Annual Report as the Ictech-Bendeck action, we draw your attention to the statement on page 124 of the Annual Report that the putative class plaintiffs sought unspecified damages. We further draw your attention to the Company’s subsequently filed Quarterly Reports on Form 10-Q, which have updated this matter to report that after the court denied class status, the Company reached an agreement in principle in July 2025 with the five individual remaining plaintiffs to settle these matters for an amount not material to the Company’s financial statements, and the court dismissed the action without prejudice pending finalization of that settlement agreement. In light of the settlements noted above, the Company does not believe that additional disclosure relating to the accounting for the Addison or Ictech-Bendeck actions is warranted.

U.S. Securities and Exchange Commission

September 19, 2025

•	The matters described under the caption “Chiquita Canyon LLC Lawsuit against Los Angeles County” relate to the terms of a conditional use permit for our subsidiary Chiquita Canyon LLC authorizing the continued use and expansion of the Chiquita Canyon Landfill. As the Annual Report describes, CCL and the County entered into a settlement agreement in 2022 outlining agreed-upon modifications to CCL’s CUP. As noted in the Annual Report, the County failed to present the CUP modification to the County’s Regional Planning Commission for approval as contemplated by the settlement agreement by the end of 2024 or provide a viable alternative solution to address the severe tonnage restrictions that applied to disposal operations absent the CUP modification. As a result, maintaining ongoing operations at the CC Landfill was no longer economically viable and CCL closed active waste disposal operations at the end of 2024. In light of these developments, the status of the litigation over the CUP as well as the modified CUP itself is subject to substantial uncertainty. The matter does not involve a claim for damages, however, and is unlikely to involve a significant payment to the County under its current posture. The Company does not believe that additional disclosure relating to the accounting for this matter is warranted.

•	The matter described under the caption “December 11, 2017 Notice of Violation Regarding Certain CUP Conditions” in the Annual Report is a lawsuit filed by CCL against Los Angeles County and its Department of Regional Planning challenging a notice of violation issued by the County related to a fee imposed under the CUP described above. CCL subsequently paid the fee under protest, along with an administrative penalty and a noncompliance fee. As such, it is unlikely to involve a significant additional payment to the County under its current posture. The Company does not believe that additional disclosure relating to the accounting for this matter is warranted.

•	The matters under the caption “Elevated Temperature Landfill Event” relate to certain notices of violation, summaries of violation or findings of violation by the South Coast Air Quality Management District, the Los Angeles Regional Water Quality Control Board, the California Department of Toxic Substances Control and the U.S. Environmental Protection Agency. Except to the limited extent noted below, none of these NOVs, SOVs, or FOV quantify penalties sought by the relevant governmental agency, other than in certain cases outlining the potential maximum amounts permitted to be sought by the agency under the applicable statutes. In late 2024, CCL and SCAQMD engaged in preliminary settlement discussions that included quantification of potential payments for a portion of the SCAQMD NOVs—in amounts not material to the Company’s financial statements—but the parties remained far apart. CCL subsequently closed the CC Landfill effective January 1, 2025, and no discussions have taken place since. The Company’s statement that it is unable to determine the likely penalties that the regulatory agencies will seek remains accurate. In future filings, if we remain unable to reasonably estimate the possible loss or range of loss, we will also clarify that we are unable to do so, and, if applicable, will indicate the penalties sought.

•	The matters identified under the caption “Chiquita Canyon Landfill Civil Litigation” in the Annual Report are all in the preliminary, pre-discovery phase. The Company has indicated in its filings the nature of the allegations. None of the plaintiffs has to date quantified their claims or damages in their complaints or other filings. In future filings, if we remain unable to reasonably estimate the possible loss or range of loss, we will also clarify that we are unable to do so, and, if applicable, will indicate the damages sought.

•	The matter identified as “County of Los Angeles Litigation” remains in a preliminary stage. The Company’s existing disclosure has outlined the nature of the claims alleged. The County has not quantified a claim for damages in its pleading. We note the Company’s statement on page 129 of the Annual Report that the Company is unable to determine the potential penalty amount that the County may seek. The pleading simply references two sources of potential statutory penalties. In future filings, if we remain unable to reasonably estimate the possible loss or range of loss, we will also clarify that we are unable to do so, and, if applicable, will indicate the damages sought.

U.S. Securities and Exchange Commission

September 19, 2025

We also acknowledge the Staff’s comment on critical accounting estimate disclosure requirements in Management’s Discussion and Analysis under Item 303(b)(3) of Regulation S-K, and on the significant accounting policy disclosure under Note 3 to the audited financial statements in our Annual Report.

In future filings, we will include disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual reports on Form 10-K, substantially as set forth below:

Loss Contingencies. We record accruals for various contingencies including legal exposures as they arise in the normal course of business. We determine whether to disclose and accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable, and if it can be reasonably estimated. Our assessment is developed in consultation with our internal and external counsel and other advisors and is based on an analysis of possible outcomes under various strategies. Loss contingency assumptions involve judgments that are inherently subjective and can involve matters that are in litigation, which, by its nature, is unpredictable. We believe that our qualitative and quantitative assessment of the probability of loss contingencies is reasonable, but because of the subjectivity involved and the unpredictable nature of the subject matter at issue, our assessment may prove ultimately to be incorrect, which could harm our financial condition, operating results, or cash flow.

In response to the Staff’s comment, the Company will revise Note 3 (Summary of Significant Accounting Policies) to the audited financial statements in future filings of our annual reports on Form 10-K to include a description of its accounting policy for loss contingencies, substantially as set forth below:

Loss Contingencies

In the normal course of our business we are subject to various litigation, claims, and regulatory matters. In accordance with authoritative guidance on accounting for contingencies, we disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable, and whether the amount can be reasonably estimated. We accrue a liability when a loss is both probable and reasonably estimable. If a loss is reasonably possible but not estimable, we disclose the nature of the contingency and, if known, the range of potential loss or a statement that such an estimate cannot be made. Management develops its assessment based on information available to us and an analysis of possible outcomes under various strategies.

U.S. Securities and Exchange Commission

September 19, 2025

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (832) 442-2253.

Sincerely,

/s/ Mary Anne Whitney
Mary Anne Whitney
Executive Vice President and Chief Financial Officer